Lightstone Value Plus Real Estate Investment Trust II, Inc.

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

February 11, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:	Lightstone Value Plus Real Estate Investment Trust, II, Inc. Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Registration Statement on Form S-11 File No. 333-151532

Dear Ms. Barros,

Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) is filing the above-referenced Post-Effective Amendment in accordance with prior discussion with the Staff in connection with the filing by the Company of Supplement No. 10, dated December 17, 2010, to the Prospectus, dated April 24, 2009, whereby the Company agreed to remove duplicative materials in the Prospectus, consolidate prior amendments and supplements and reprint the Prospectus.  The information in the above-referenced Post-Effective Amendment is as of September 30, 2010.

Very truly yours,

Lightstone Value Plus Real Estate Investment Trust II, Inc.

/s/ Joseph E. Teichman
Joseph E. Teichman
General Counsel